Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE SIGNING OF COLLABORATION AGREEMENT BETWEEN GAMIDA CELL AND EDITAS MEDICINE, INC.

Tel Aviv, Israel, February 19, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company, has announced the signing of an agreement with Editas Medicine, Inc ("Editas") to evaluate the potential use of Editas's CRISPR technology to edit NAM-NK cells, which are natural killer cells that have been expanded using Gamida's propriety nicotinamide-based, or NAM, technology, that could be used to improve the treatment of hematologic malignancies and solid tumors. Under the terms of the agreement, Gamida and Editas will engage in joint research to evaluate unnamed targets by combining the companies' technologies, and evaluate the tumor-killing properties of NAM-NK cells using edited cells by Editas' technology and unedited cells, further to the initial results from Phase I study of NAM-NK to patients with multiple myeloma and non-Hodgkin lymphoma as published by the Company1.

Elbit holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida's outstanding share capital (approximately 8% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida's products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida's products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Director
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com

1 For further details regarding the study and its results, please see our reports on Form 6-K filed on January 17, 2018, June 25, 2018 and January 28, 2019.